UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001- 41448

Gorilla Technology Group Inc.

(Translation of registrant’s name into English)

7F-1, No. 302, Ruey Kuang Road, Neihu

Taipei, Taiwan, R.O.C.

Tel: +886-2-2627-7996

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

As previously announced on December 21, 2021, and as described in greater detail in the definitive proxy statement, filed with the Securities and Exchange Commission (the “SEC”) on July 7, 2022 (the “Merger Proxy Statement”), which is incorporated herein by reference, Global SPAC Partners Co., a special purpose acquisition company incorporated as a Cayman Islands exempted company (“Global”), entered into a definitive Business Combination Agreement, dated as of December 21, 2021, as amended and restated on May 18, 2022 (the “Business Combination Agreement”), with Gorilla Technology Group Inc., a Cayman Islands exempted company (“Gorilla”), Gorilla Merger Sub, Inc., a Cayman Islands exempted company and a wholly-owned subsidiary of Gorilla (“Merger Sub”), Global SPAC Sponsors LLC, a Delaware limited liability company (“Sponsor”), in the capacity as the representative from and after the Effective Time (as defined in the Business Combination Agreement) for the shareholders of Global as of immediately prior to the Effective Time and their successors and assignees (the “Global Representative”), and Tomoyuki Nii, in the capacity as the representative from and after the Effective Time for the Gorilla shareholders as of immediately prior to the Effective Time.

On July 13, 2022 (the “Closing Date”), as contemplated by the Business Combination Agreement, Merger Sub merged with and into Global, with Global as the surviving entity (the “Merger”, and together with the other transactions contemplated by the Business Combination Agreement and certain ancillary documents, the “Transactions”). In this Report Foreign Private Issuer on Form 6-K (this “Report”), the post-Transactions company is referred to as the “Company”.

Pursuant to the Business Combination Agreement, immediately prior to the Effective Time, Gorilla effected a recapitalization (the “Recapitalization”) pursuant to which (a) the preference shares of Gorilla were converted into ordinary shares of Gorilla (the “Gorilla Ordinary Shares”) in accordance with Gorilla’s organizational documents; (b) Gorilla effected a recapitalization of Gorilla Ordinary Shares so that the holders of Gorilla Ordinary Shares (and options to acquire Gorilla Ordinary Shares that are not converted to Gorilla Ordinary Shares in the Recapitalization) held shares (or the right to acquire shares, as applicable) valued at $10.00 per share having a total value of $650,000,000, on a fully diluted basis; and (c) with respect to outstanding options to purchase Gorilla Ordinary Shares, the number of Gorilla Ordinary Shares issuable upon exercise of such security, as a result of the Recapitalization, became converted into such number of Gorilla Ordinary Shares equal to the quotient obtained by dividing (A) $650,000,000, by (B) $10.00, and subsequently dividing such quotient by (C) the sum of (i) the number of Gorilla Ordinary Shares then outstanding and (ii) without duplication, the number of Gorilla Ordinary Shares issuable upon the exercise of all outstanding options to purchase Gorilla Ordinary Shares.

On the Closing Date, the following securities issuances were made by Gorilla to Global’s securityholders: (i) each outstanding ordinary share of Global (including Global Class A ordinary shares and Global Class B ordinary shares, the “Global Ordinary Shares” and including the Global Class A ordinary shares included as part of the PIPE Investment (as defined below)) was exchanged for (A) one Gorilla Ordinary Share and (B) one Class A contingent value right of Gorilla (“Class A CVR”), and (ii) each outstanding warrant of Global was converted into a warrant to purchase the same number of Gorilla Ordinary Shares at the same exercise price and for the same exercise period (“Gorilla Warrant”).

Concurrently with the execution of the Business Combination Agreement, Gorilla and Global entered into subscription agreements (as amended, the “Subscription Agreements”) with certain investors (the “PIPE Investors”). Gross proceeds received from the PIPE Investors were $41.9 million (the “PIPE Investment”), as described in greater detail in the section entitled “The Business Combination Agreement and Ancillary Agreements” beginning on page 124 of the Merger Proxy Statement. A copy of the form of Subscription Agreement is filed as Exhibit 10.1 to this Report and is incorporated herein by reference and the foregoing description of the Subscription Agreements is qualified in its entirety by reference thereto.

The Gorilla Ordinary Shares and Gorilla Warrants commenced trading on The Nasdaq Capital Market on July 14, 2022 under the ticker symbols “GRRR” and “GRRRW,” respectively.

On July 13, 2022, Global and Gorilla issued a joint press release (the “Press Release”) announcing that Gorilla’s and Global’s respective shareholders had each approved the Transactions at respective extraordinary general meetings of shareholders held on July 13, 2022 and that the closing of the Transactions was completed later that same day. A copy of the Press Release is furnished as Exhibit 99.1 to this Report.

Outstanding Securities Following the Transactions

Following the completion of the Transactions, there were 72,718,474 shares of Gorilla Ordinary Shares and 10,025,081 Gorilla Warrants exercisable for 10,025,081 shares of Gorilla Ordinary Shares issued and outstanding. Global’s former shareholders, together with the PIPE Investors, hold in the aggregate 13.1% of the outstanding Gorilla Ordinary Shares (0.5% by former holders of public shares, 5.7% by PIPE Investors, 6.4% by Sponsor and 0.5% by Global directors and I-Bankers Securities, Inc. combined) and Gorilla shareholders hold 86.9% of the Gorilla Ordinary Shares. Thus, following the Transactions, 1,507,875 Gorilla Ordinary Shares constitute the public float.

Board of Directors and Management of the Company

The Company’s directors and executive officers after the closing of the Transactions are described in the section entitled “Management Following the Business Combination” beginning on page 199 of the Merger Proxy Statement, and that information is incorporated herein by reference.

Amendment to Articles of Association

In connection with the closing of the Transactions, the Company filed an amended and restated memorandum and articles of association (the “Articles”) with the Registrar of Companies in the Cayman Islands. The material terms of the Articles and the general effect upon the rights of holders of our capital stock are included in the Merger Proxy Statement under the sections entitled “Proposal Two – The Charter Proposals”, “Description of Share Capital and Gorilla Articles” and “Comparison of Rights of Gorilla Shareholders and Global Shareholders” beginning on page 120, page 220 and page 227, respectively, which are incorporated by reference herein. The foregoing description of the Articles is a summary only and are qualified in its entirety by reference to the Articles, a copy of which is attached as Exhibit 3.1 to this Report.

Related Agreements

Gorilla Registration Rights Agreement

On July 13, 2022, in connection with the closing of the Transactions, certain Gorilla shareholders entered into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which Gorilla granted certain registration rights to such Gorilla shareholders with respect to the Company’s ordinary shares. The Registration Rights Agreement provides, among other things, certain Gorilla shareholders with certain demand rights in the event of an underwritten offering, as well as customary “piggyback” rights in the event the Company or any holder of the Company’s ordinary shares conducts a registered offering. A copy of the form of Registration Rights Agreement is filed as Exhibit 10.2 to this Report and is incorporated herein by reference and the foregoing description of the Registration Rights Agreement is qualified in its entirety by reference thereto.

Assignment, Assumption and Amendment to Warrant Agreement

On July 13, 2022, in connection with the closing of the Transactions, the Company assumed the obligations of Global under the Warrant Agreement (the “Warrant Agreement”) dated April 8, 2021, between Global and Continental Stock Transfer & Trust Company (“CST”), as warrant agent, by executing an assumption and amendment to the Warrant Agreement with CST and Global. A copy of the form of Assignment, Assumption and Amendment to Warrant Agreement is filed as Exhibit 10.3 to this Report and is incorporated herein by reference, and the foregoing description of the form of Assignment, Assumption and Amendment to Warrant Agreement is qualified in its entirety by reference thereto.

Contingent Value Rights Agreement

Additionally, on the Closing Date, Global, Gorilla, the Global Representative and CST entered into that certain Contingent Value Rights Agreement (the “CVR Agreement”). The CVR Agreement provides for the terms of release of Gorilla Ordinary Shares upon satisfaction of certain events relating to the revenues and share price of Gorilla Ordinary Shares following the Closing Date, all in accordance with the terms of the Business Combination Agreement.

A copy of the CVR Agreement is filed as Exhibit 4.1 to this Report and is incorporated herein by reference, and the foregoing description of the CVR Agreement is qualified in its entirety by reference thereto.

Cautionary Note Regarding Forward-Looking Statements

Some of the information contained in this Report, or incorporated by reference herein, constitutes “forward-looking statements” within the definition of the Private Securities Litigation Reform Act of 1995. These statements can be identified by forward-looking words such as “may,” “will,” “anticipate,” “believe,” “expect,” “continue,” “could,” “estimate,” “future,” “expect,” “intends,” “might,” “plan,” “possible,” “potential,” “aim,” “strive,” “predict,” “project,” “should,” “would” or similar words. Investors should read statements that contain these words carefully because they:

●	discuss future expectations;

●	contain projections of future results of operations or financial condition; or

●	state other “forward-looking” information.

We believe it is important to communicate our expectations to its securityholders. However, there may be events in the future that our management is not able to predict accurately or over which we have no control. The risk factors and cautionary language contained in this Report, and incorporated herein by reference, involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to the factors discussed under the “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements,” and “Gorilla’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections beginning on pages 37, 81, and 162, respectively, of the Merger Proxy Statement, which sections are incorporated herein by reference. Accordingly, undue reliance should not be placed on these forward-looking statements. We undertake no obligation to revise any forward-looking statement to reflect circumstances or events after the date of this Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks described in the reports that the Company will file from time to time with the SEC after the date of this Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 19, 2022

Gorilla Technology Group Inc.

By:	/s/ Dr. Sih-Ping “Spincer” Koh
Name:	Dr. Sih-Ping “Spincer” Koh
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
3.1	Memorandum and Articles of Association of Gorilla Technology Group Inc.
4.1

Form of Contingent Value Rights Agreement, by and among Gorilla, Global, Sponsor, in the capacity as Global Representative, Yomoyuki Nii in the capacity as Gorilla Representative and Continental Stock Transfer & Trust Company, as rights agent (incorporated by reference to Exhibit 4.8 of the Registration Statement on Form F-4 filed by Gorilla with the SEC on June 28, 2022).

10.1

Form of Amended and Restated Subscription Agreement, dated as of May 18, 2022, by and among Global, Gorilla and the investors named therein (incorporated by reference to Exhibit 10.13 of the Registration Statement on Form F-4 filed by Gorilla with the SEC on June 28, 2022).

10.2	Form of Registration Rights Agreement, by and between Gorilla Technology Group Inc. and the shareholders of Gorilla Technology Group Inc. party thereto (incorporated by reference to Exhibit 10.5 of Global's Form 8-K filed with the SEC on December 28, 2021).
10.3	Form of Assignment, Assumption and Amendment to Warrant Agreement among Continental Stock Transfer & Trust Company, LLC, Gorilla Technology Group Inc. and Global SPAC Partners Co. (incorporated by reference to Exhibit 10.6 of Global's Form 8-K filed with the SEC on December 28, 2021).
99.1	Press Release, dated July 13, 2022.

4